CM

SEC 13012191 IISSION

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Mail Processing FEB 28 2013 Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First American Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 Corporate Drive
(No. and Street)

Langhorne	PA	19047-8013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia K. Poprik 215-504-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maillie, Falconiero & Company, LLP
(Name – *if individual, state last, first, middle name*)

140 Whitaker Avenue	Mont Clare	PA	19453
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/9/13

FIRST AMERICAN MUNICIPALS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PURSUANT TO SEC RULE 17a-5

Year Ended December 31, 2012

MAILLIE, FALCONIERO & COMPANY, LLP
Certified Public Accountants and Business Counselors

FIRST AMERICAN MUNICIPALS, INC.
606 CORPORATE DRIVE
LANGHORNE, PA 19047
215-504-9300
FAX 215-504-4324

NEW YORK OFFICE
111 JOHN ST., 26TH FLOOR
NEW YORK, NY 10038
212-385-9470
FAX 212-385-9483

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

February 27, 2013

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Enclosed are two (2) copies of the following reports:

1) Facing Page of Part III of Form X-17A-5
2) A notarized Oath of Affirmation
3) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
4) A signed copy of the audited financial statements

If you need any additional information, please contact me at the number above.

Sincerely,

Patricia K Poprik

Patricia K. Poprik
President

PKP:sly
Enclosures

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Edward J. Furman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First American Municipals, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Eileen M. Winans, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires May 31, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Edw J Furman
Signature

PARTNER
Title

Eileen M Winans
Notary Public

Commonwealth of Pennsylvania
County of Montgomery
February 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAILLIE, FALCONIERO & COMPANY, LLP

Certified Public Accountants and Business Counselors

www.maillie.com

PO Box 680
Oaks, PA 19456-0680
610-935-1420
Fax: 610-935-1632

PO Box 3068
West Chester, PA 19381-3068
610-696-4353
Fax: 610-430-8811

Independent Auditors' Report

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying statement of financial condition of First American Municipals, Inc. (the "Company") as of December 31, 2012, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Maillie Falconiero & Company, LLP

Oaks, Pennsylvania
February 15, 2013

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS		
Cash and cash equivalents	$	592,373
Deposit with clearing organization		50,000
Furniture and equipment, net of $18,250 of accumulated depreciation		2,747
Other		9,615
TOTAL ASSETS	$	654,735
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	36,063
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 449 shares issued and 200 shares outstanding		200
Additional paid-in capital		119,360
Retained earnings		577,170
		696,730
Common stock held in treasury, 249 shares, at cost		(78,058)
TOTAL SHAREHOLDERS' EQUITY		618,672
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	654,735

See accompanying notes.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2012

REVENUE		
Consulting services	$	56,809
Commission and fees		362,570
Other		8,007
Interest		412
TOTAL REVENUE		427,798
EXPENSES		
Employee compensation and benefits		271,639
Clearing and regulatory fees		9,421
Contributions		3,154
Depreciation		3,058
Dues and subscriptions		28,091
Equipment rental		27,763
Insurance		1,726
Office supplies and expense		7,784
Professional fees		6,000
Rent		28,429
Telephone		7,440
Travel and entertainment		10,462
Utilities		5,186
TOTAL EXPENSES		410,153
INCOME BEFORE INCOME TAXES		17,645
STATE AND LOCAL INCOME TAXES		555
NET INCOME	$	17,090

See accompanying notes.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year Ended December 31, 2012

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
BALANCE, DECEMBER 31, 2011	200	$ 200	$ 119,360	$ 592,134	$ (78,058)	$ 633,636
Net income	-	-	-	17,090	-	17,090
Distributions to shareholders	-	-	-	(32,054)	-	(32,054)
BALANCE, DECEMBER 31, 2012	200	$ 200	$ 119,360	$ 577,170	$ (78,058)	$ 618,672

See accompanying notes.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2012

SUBORDINATED BORROWINGS AT DECEMBER 31, 2011	$	-
Increases		-
Decreases		-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2012	$	-

See accompanying notes.

FIRST AMERICAN MUNICIPALS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 17,090
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation	3,058
Decrease in other assets	1,171
Decrease in accounts payable and accrued expenses	(34,915)
NET CASH USED BY OPERATING ACTIVITIES	(13,596)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholders	(32,054)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(45,650)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	638,023
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 592,373
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 555

See accompanying notes.

NOTE A ORGANIZATION AND NATURE OF BUSINESS

First American Municipals, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the Commonwealth of Pennsylvania and provides brokerage services and financial consulting services to its clientele.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues and Expenses

Commissions and fees from brokerage services are earned upon the closing of a transaction. Fees from consulting services, which are recognized when earned, primarily relate to investment portfolio restructuring. Expenses are recognized on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Income Taxes

The Company, with the consent of its shareholders, has elected to be taxed under sections of federal and certain state income tax law, which provide that, in lieu of corporation income taxes, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal income taxes have been recognized in the accompanying financial statements. Provisions for state and local income taxes have been made to the extent applicable states and localities do not recognize, or the shareholders have not elected, S corporation status.

The 2012, 2011 and 2010 federal and state income tax returns of the Company are subject to examination by the IRS and state and local taxing authorities, generally for three years after the tax returns were filed.

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation

Fixed asset purchases are classified as three- or seven-year property for depreciation purposes and are depreciated under accelerated methods.

Date of Management's Review

Management has evaluated subsequent events through February 15, 2013, the date which the financial statements were available to be issued.

NOTE C FURNITURE AND EQUIPMENT

The following is an analysis of the cost of property and equipment:

Furniture and fixtures	$	20,997
Accumulated depreciation		(18,250)
	$	2,747

Depreciation expense was $3,058 for the year ended December 31, 2012.

NOTE D COMMITMENTS

The Company leases office space in Langhorne, Pennsylvania, under an operating lease agreement which expired in 2011. The lease is now month-to-month. The Company also leases office space and computer equipment in New York, New York.

The office space in New York was under a noncancelable operating lease with a term of five years which expired in 2012. The lease is now on a month-to-month basis.

Rent expense for all operating leases was $28,429 in 2012.

NOTE E COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates pursuant to the provisions of Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (as amended) and, accordingly, is exempt from the remaining provisions of that rule. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE F NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2012, the Company had net capital of $596,061, which was $496,061 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 as of December 31, 2012.

NOTE G FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, under-writing, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are valued at market; unrealized gains and losses are reflected in the financial statements. As of December 31, 2012, the Company held no derivative financial instruments used for hedging purposes.

The Company adopted FASB Accounting Standards Codification guidance regarding "Disclosures about Derivative Instruments and Hedging Activities" effective May 1, 2009. This guidance requires enhanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial position, performance and cash flows. The Company did not invest in derivative instruments during the year ended December 31, 2012.

NOTE H PENSION PLANS

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. There was no pension plan expense in 2012.

FIRST AMERICAN MUNICIPALS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 SCHEDULE I
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

COMPUTATION OF NET CAPITAL		
Total shareholders' equity	$	618,672
Deduct shareholders' equity not allowable for net capital		-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		618,672
Deductions and/or changes		
Nonallowable assets		
Net fixed assets		2,747
Prepaid expenses and other assets		9,615
TOTAL NONALLOWABLE ASSETS		12,362
NET CAPITAL BEFORE HAIRCUTS		606,310
Haircuts		10,249
NET CAPITAL	$	596,061
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from statement of financial condition	$	36,063
Percentage of aggregate indebtedness to net capital		6%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital (6 2/3% of $36,063)	$	2,404
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirements	$	100,000
Excess net capital	$	496,061
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	476,061

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of net capital under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for determination of reserve requirements under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

MAILLIE, FALCONIERO & COMPANY, LLP
Certified Public Accountants and Business Counselors

www.maillie.com

PO Box 680
Oaks, PA 19456-0680
610-935-1420
Fax: 610-935-1632

PO Box 3068
West Chester, PA 19381-3068
610-696-4353
Fax: 610-430-8811

Independent Auditors' Report on Internal Control

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of First American Municipals, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maillie Falconiero + Company, LLP

Oaks, Pennsylvania
February 15, 2013

MAILLIE, FALCONIERO & COMPANY, LLP
Certified Public Accountants and Business Counselors

www.maillie.com

PO Box 680
Oaks, PA 19456-0680
610-935-1420
Fax: 610-935-1632

PO Box 3068
West Chester, PA 19381-3068
610-696-4353
Fax: 610-430-8811

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by First American Municipals, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maillie Falconiero & Company, LLP

Oaks, Pennsylvania
February 15, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040696 FINRA DEC
FIRST AMERICAN MUNICIPALS INC 13*13
606 CORPORATE DR W
LANGHORNE PA 19047-8013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patricia K Poprik 215-504-9300

2. A. General Assessment (item 2e from page 2)		$ 1,070
B. Less payment made with SIPC-6 filed (exclude interest) July 25, 2012 (Date Paid)		(736)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		334
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 334
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 334	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST AMERICAN MUNICIPALS, INC.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

PRESIDENT
(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 12
and ending Dec 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 427,798
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 427,798
2e. General Assessment @ .0025	$ 1,070
	(to page 1, line 2.A.)